

05043993



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AUG 2 5 2005
WASH. D.C.
199
SECTION

AM 8-30-2005

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamon & Stern, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 North Park Place, Suite 100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hollis M. Lamon 770-951-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 02 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/31/05

OATH OR AFFIRMATION

I, Hollis M. Lamon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamon & Stern, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michelle D. Farmer

Notary Public My Commission expires on June 24, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Lamon & Stern, Inc.

We have audited the statement of financial condition of **Lamon & Stern, Inc.** as of June 30, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lamon & Stern, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

August 4, 2005

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

LAMON & STERN, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2005

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	462,540
Commissions receivable		303,983
Other receivables		13,371
Prepaid expenses		5,228
Total Current Assets		785,122
INVESTMENTS		16,800
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation of $44,572		8,876
DEPOSIT WITH CLEARING AGENT		25,000
Total Assets	$	835,798

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accruals	$	75,000
Accrued commissions		39,212
Accrued soft dollar commissions		61,356
Accrued income tax		21,738
Total Current Liabilities		197,306
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding		500
Paid-in capital		6,149
Retained earnings		631,843
Total Stockholder's Equity		638,492
Total Liabilities and Stockholder's Equity	$	835,798

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF INCOME
For The Year Ended June 30, 2005

COMMISSION INCOME:	
Commission income	$ 2,729,671
Soft dollar commission income	2,392,645
Total Commission Income	5,122,316
OPERATING EXPENSE:	
Commission expense	2,022,855
Soft dollar commission expense	726,256
Soft dollar expense	805,821
Salaries	664,905
Management fees	504,635
Miscellaneous	247,134
Total Operating Expense	4,971,606
TOTAL OPERATING INCOME	150,710
OTHER INCOME (EXPENSE):	
Interest income	5,922
Interest expense	(340)
Total Other Income	5,582
INCOME BEFORE INCOME TAXES	156,292
PROVISION FOR INCOME TAXES:	
Current expense before net operating loss carryforward	(22,038)
Deferred expense	(6,781)
NET INCOME	$ 127,473
NET INCOME PER SHARE	$ 254.95

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2005

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE, June 30, 2004	500	$ 500	$ 6,149	$ 504,370
Net income	-	-	-	127,473
BALANCE, June 30, 2005	500	$ 500	$ 6,149	$ 631,843

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2005

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from brokerage commissions	$ 4,978,212
Cash paid for commissions and other expenses	(4,955,005)
Interest received	5,922
Interest paid	(340)
Net Cash Provided By Operating Activities	28,789
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(573)
INCREASE IN CASH AND CASH EQUIVALENTS	28,216
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	434,324
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 462,540

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

Net income	$ 127,473
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	458
Deferred income taxes	6,780
Change in:	
Commissions receivable	(150,287)
Other receivables	6,183
Prepaid expenses	(656)
Accrued income taxes, accounts payable and accruals	66,738
Accrued commissions	(27,900)
Net Cash Provided By Operating Activities	$ 28,789

NONCASH INVESTING AND FINANCING TRANSACTIONS

The Company wrote off $1,076 of fully depreciated furnishings during fiscal year 2005.

The accompanying notes are an integral part of these financial statements.

1. GENERAL

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of the National Association of Securities Dealers.

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer, and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession or control requirements under SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of soft dollar commissions payable.

The Company maintains its cash accounts in a commercial bank in Atlanta, Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents.

Furniture and equipment and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years and leasehold improvements over thirty-one and one-half years using the straight-line and accelerated methods.

Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by a clearing agent, who remits commissions to the Company monthly. During fiscal year 2005, one customer accounted for approximately 11% of the revenues.

Soft dollar commission income is derived when an institutional investor executes a stock trade in exchange for the Company paying a bill. Soft dollar commission income, and the related soft dollar commission expense, is accounted for on a trade date basis. Management estimates that unaccrued soft dollar commissions are not significant.

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

3. INVESTMENTS

Investments consist of warrants of the National Association of Securities Dealers, Inc. The warrants are not readily marketable and are carried at cost. These warrants expire on various dates through June 28, 2006.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis; however, as of June 30, 2005, the net capital ratio was 0.40 to 1, and net capital was $489,680, which exceeded the minimum capital requirements by $439,680.

During the audit, various audit adjustments were made relating to accruals for commission revenue and expense. Reconciliation is as follows:

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	457,117
Audit adjustments that affect net capital:		
Increase in accounts receivable		66,547
Adjustment of commission payable to actual		(33,984)
Net Capital Per Above Computation	$	489,680

5. RELATED PARTIES

The Company leased its office space on a month to month basis for $1,333 a month from July 2004 through December 2004 and $1,500 a month from January 2005 through June 2005 from the father of the stockholder. The lease expires in December 2006. The Company shares office space with other entities owned by the stockholder. The father of the stockholder is also a registered security representative for the Company.

6. MANAGEMENT FEES

The Company paid management fees totaling $504,635 to its stockholder during the year. The management fees paid are determined on a discretionary basis by the Company.

7. INCOME TAXES

At June 30, 2005, the Company used its remaining carryforward amount of approximately $35,000 to offset taxable income, resulting in no deferred tax asset at June 30, 2005. Other cumulative differences at June 30, 2005 are not significant.

Income tax expense differs from the amount expected because of graduated income tax rates and nondeductible expenses.



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Board of Directors
Lamon & Stern, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of stockholder's equity, computation of aggregate indebtedness, and computation for determination of reserve requirements at June 30, 2005 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

August 4, 2005

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

LAMON & STERN, INC.

SUPPLEMENTARY DATA
June 30, 2005

COMPUTATION OF NET CAPITAL

Stockholder's equity, June 30, 2005	$	638,492
Less non-allowable assets		148,812
Net Capital	$	489,680

RECONCILIATION OF STOCKHOLDER'S EQUITY

Stockholder's equity, Form X-17A-5 Part IIA	$	612,710
Audit adjustments that affect stockholder's equity:		
Increase in accounts receivable		66,547
Increase of commission payable		(33,984)
Decrease in deferred tax asset		(6,781)
Stockholder's Equity Per Audited Financial Statements	$	638,492

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and accruals	$	96,738
Accrued commissions		100,568
Total Aggregate Indebtedness	$	197,306
Ratio of Aggregate Indebtedness to Net Capital		0.40 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Lamon & Stern, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are handled through a clearing agent who deals directly with the Company's customers. Lamon & Stern, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(ii).



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Board of Directors
Lamon & Stern, Inc.

In planning and performing our audit of the financial statements of **Lamon & Stern, Inc.** (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

August 4, 2005